UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2007

Commission File Number: 000-49917

NEVADA GEOTHERMAL POWER INC.

(Translation of registrant's name into English)

900-409 Granville Street
Vancouver, British Columbia, Canada, V6C 1T2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - _____

EXHIBIT LIST

Exhibit Number	Description
99.1	News Release of Nevada Geothermal Power Inc. dated February 12, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEVADA GEOTHERMAL POWER INC.

/s/ Don J.A. Smith

Don J.A. Smith
Chief Financial Officer and Secretary

Date: February 19, 2007

Exhibit 99.1

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from registration is available.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Completes C$2,502,500

Bought Deal Private Placement
Over-Allotment Increased

VANCOUVER, B.C. (February 12, 2007) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) announced that it has closed its previously announced bought deal private placement of 3,850,000 units (“Units”) at C$.65 per Unit for gross proceeds of approximately C$2,502,500.

Dundee Securities Corporation (“Dundee”) acted as lead underwriter on behalf of a syndicate of underwriters including Jacob & Company Securities Inc. (collectively, the “Underwriters”). NGP has granted the Underwriters an over-allotment option exercisable up to February 28th, 2007 to increase the size of the Offering by up to 14,650,000 Units on the same terms at C$0.65 for additional gross proceeds of up to C$9,522,500.

Each Unit consists of one common share and one share purchase warrant (a “Warrant”). Each warrant entitles the holder to purchase one additional common share for a period of 24 months after closing at a price of C$1.10 per common share, subject to an acceleration provision such that if, at any time six months or more after the closing, the price per NGP share on the TSX Venture Exchange is C$1.65 or higher for ten (10) consecutive business days, then NGP shall give the investors notice that the Warrants must be exercised or they will expire within 30 days.

The Underwriters received a 7% cash commission together with an option (the “Compensation Option”) to acquire that number of Units that is equal to 8% of the number of Units issued. The Compensation Option entitles the Underwriters to purchase Units, exercisable at the offering price of the Units for a period of 24 months following closing of the Offering. The securities are subject to a four month hold period.

The net proceeds of the offering will be used to fund further development at the Blue Mountain Geothermal site, development of other existing projects and for working capital.

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada and Crump Geyser in Oregon. An initial 30 MW power plant is planned to begin generating power at the Blue Mountain site subject to further resource drilling and feasibility studies.

Nevada Geothermal Power Inc. **Brian D. Fairbank, P. Eng.** President & CEO www.nevadageothermal.com	**Investor Inquiries** **Shelley Kirk** Nevada Geothermal Power Inc. Telephone: 604-688-1553 X118 Toll Free: 866-688-0808 X118 Email: sfkirk@nevadageothermal.com **Tracy Weslosky or Fred Cowans** Managing Partners Pro-Edge Consultants Inc. Telephone: (416) 581-0177 Toll Free: (866) 544-9622 or info@pro-edge.com www.pro-edge.com